

06017732

RECEIVED
2006 OCT 26 P 1:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.8A

Appendix 3E

SEC FILE #82-1852

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Atlas Pacific Ltd

Name of entity	ABN
ATLAS SOUTH SA PEARL LIMITED	32 009 220 053

We (the entity) give ASX the following information.

PROCESSED
OCT 31 2006
THOMSON
FINANCIAL
SUPPL

Information about buy-back

1	Type of buy-back	On market buy-back
2	Date Appendix 3C was given to ASX	25th July 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	*507,780*	*5,700 **
4	Total consideration paid or payable for the shares	*$160,046.76*	*$2,089.68*

* Shares purchased via ADR's on NASDAQ

dlw 10/26

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: **$0.367** date: 17/10/06 lowest price paid: **$0.300** date: 28/8/06	highest price paid: **$0.367** lowest price paid: **$0.367** highest price allowed under rule 7.33: **$0.369**

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**3,880,032**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:  .... Date: **17/10/06**
(~~Director~~/Company secretary)

Print name: **SIMON ADAMS**

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

SEC FILE #82-1852

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
ATLAS SOUTH SA PEARL LIMITED	**32 009 220 053**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market buy-back**
2	Date Appendix 3C was given to ASX	**25th July 2006**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	*414,980*	*92,800* *
4	Total consideration paid or payable for the shares	*$126,081.96*	*$33,964.80*

* Shares purchased via ADR's on NASDAQ

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: **$0.366** date: 6/9/06 lowest price paid: **$0.300** date: 28/8/06	highest price paid: **$0.366** lowest price paid: **$0.366** highest price allowed under rule 7.33: **$0.368**

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**3,885,732**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:  .... Date: **16/10/06**
(~~Director~~/Company secretary)

Print name: **SIMON ADAMS**

+ See chapter 19 for defined terms.